[SECUREALERT LETTERHEAD]

November 1, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
John Zitko, Staff Attorney

Re:	SecureAlert, Inc.
Registration Statement on Form S-1
Filed September 13, 2010
File No. 333-169324

Ladies and Gentlemen:

On behalf of SecureAlert, Inc. (the “Company”), set forth below are the Company’s responses to your comment letter dated October 8, 2010 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2010 (the “Registration Statement”).

For your convenience, the Company has reproduced the comments from the staff of the Commission (the “Staff”) in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1 to the Registration Statement as filed with the Commission on November 1, 2010 (“Amendment No. 1”).  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

The Company responds to the Comment Letter as follows:

General

     1.  We note that you are registering the sale of 166,602,000 common shares.  Given the size of the transaction being registered, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise us in your response letter of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

Securities and Exchange Commission
November 1, 2010

▪	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

▪
The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities, including the circumstances outlined on page 50 which indicate that the Series D private placement and your commitment to register shares convertible from such were undertaken as part of a capital raising exercise to address the company’s financial obligations and capital requirements;

▪	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

▪	Any relationships among the selling shareholders;

▪
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

▪	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

▪	Whether or not any of the selling shareholders is in the business of buying and selling securities.

     If you amend your offering and registration statement to comply with this comment, please comply with the following additional comments in your amendment.

     For the reasons set forth and discussed below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering under Rule 415(a)(1)(i) as contemplated by the Registration Statement, and is not a primary offering restricted by the provisions of Rule 415(a)(4).

Background

     Between November 2009 and October 2010, the Company’s Board of Directors authorized the offer and sale of shares of a series of preferred stock designated as the Series D Convertible Preferred (“Series D Preferred”) to provide funds for repayment of debt and for working capital. The rights and preferences of the Series D Preferred are described on pages 48 through 50 of the Registration Statement.  Each share of Series D Preferred is convertible into 6,000 shares of common stock of the Company (the “Common Stock”).  There are no reset or price adjustment provisions that would change the number of shares of Common Stock underlying the Series D Preferred based upon fluctuations in the market value of the Common Stock.  The offer and sale of the Series D Preferred was conducted in a private placement made solely to accredited investors (the “Private Placement”), exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  Each of the investors in the Private Placement made extensive representations and warranties in the purchase agreement for the acquisition of the Series D Preferred shares (the “Purchase Agreement”) regarding the investor’s investment intent, including representations that the investor was purchasing the securities for its own account, for investment purposes only and not for the purpose of effecting any distribution of the securities in violation of the Securities Act.  In addition, each investor represented that it was acting individually and not as a group, and that each investor had made its own independent decision to purchase securities in the private placement.

Securities and Exchange Commission
November 1, 2010

     A total of 27,767 shares of Series D Preferred were sold for cash to 20 accredited investors (the “Cash Investors”). We note that an additional 17,174 shares of Series D Preferred were sold in the Private Placement in exchange for the conversion/cancellation of outstanding debt of the Company.  Only shares of Common Stock underlying the Series D Preferred acquired by the Cash Investors are being registered in this Registration Statement.  The Cash Investors paid a cash price of $500 per share of Series D Preferred, or $0.083 per equivalent share of Common Stock.  Debt was converted in the Private Placement at a rate of $1,000 per share of Series D Preferred, or $0.1667 per equivalent share of Common Stock.  At the time that the offer and sale of the Series D Preferred was authorized by the Company’s board of directors, the Common Stock sold on the over-the-counter “Bulletin Board” at a price of $0.095 per share.

     A total of $13,883,500 in cash was raised in the Private Placement.  In addition, a total of $17,929,276 in debt of the Company was converted in the Private Placement to shares of Series D Preferred.  Of the total of 27,767 shares of Series D Preferred sold to date to the Cash Investors, a total of 5,200 shares (19%) were purchased on or before January 13, 2010 and have been held by certain of the Cash Investors for over nine months.  Another 10,680 shares (38%) were acquired before March 31, 2010, and have been held by Cash Investors for over six months.  The most recent sale (2,898 shares of Series D Preferred) in the Private Placement overlying shares included in the Registration Statement occurred on August 5, 2010.  Accordingly, no shares of Series D Preferred overlying shares of Common Stock included in the Registration Statement have been held by the Cash Investors for less than two months.

     Three Cash Investors in the Private Placement (investing in the aggregate approximately $3,330,000, or approximately 24% of the cash proceeds from the Private Placement) conditioned their investment on the Company’s agreement to register the underlying shares of Common Stock issuable upon conversion of their Series D Preferred shares.  The other Cash Investors in the Private Placement had been granted “piggyback” registration rights. Consequently, the Company filed the Registration Statement on September 13, 2010 to comply with its obligations to register the resale of an aggregate of 166,602,000 shares of Common Stock issuable upon conversion of 27,767 shares of Series D Preferred sold to a total of 20 accredited Cash Investors in the Private Placement.

     Today the Company has amended the Registration Statement and reduced the number of shares of Common Stock being registered.  As amended, the Registration Statement covers 158,418,000 shares of Common Stock (the “Registered Shares”) underlying 26,403 shares of Series D Preferred (the “Overlying Series D Preferred”) sold to a total of 19 accredited Cash Investors (the “Selling Stockholders”).  The Registered Shares represent approximately 32% of the outstanding voting securities of the Company.

Securities and Exchange Commission
November 1, 2010

The Offering to be Registered Pursuant to the Registration Statement is a Valid Secondary Offering

     Rule 415 Analysis

     We have reviewed Rule 415 under the Securities Act regarding registration of offerings to be made on a delayed or continuous basis. Rule 415 provides that such offerings must meet certain conditions, including the following:

     “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

     (1) The registration statement pertains only to:

     (i)  Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

     Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

     The Company believes that the offering covered by the Registration Statement is not a primary offering “by or on behalf of the registrant”.

     The Staff in interpretations and other pronouncements has indicated that an analysis of an offering under Rule 415 should include an examination of certain relevant factors, including those indicated in the above comment from the Comment Letter.  The Staff’s Compliance and Disclosure Interpretation 214.02 (“Interpretation 214.02”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

     We have examined each of the factors listed in this interpretation in the context of the offering intended to be covered by the Registration Statement and respectfully submit that the Registration Statement relates to a valid secondary offering and that all of the Registered Shares covered by the Registration Statement can be registered for re-sale on behalf of the Selling Stockholders pursuant to Rule 415(a)(1)(i).

Securities and Exchange Commission
November 1, 2010

     How Long the Selling Stockholders Have Held the Securities

     The Selling Stockholders have held the Overlying Series D Preferred shares for a period of time ranging from more than two months to more than nine months.  As indicated above, of the total of 26,403 shares of Overlying Series D Preferred sold to date to the Cash Investors, a total of 8,200 shares (31%) were purchased on January 13, 2010, more than nine months ago.  Another 10,680 shares (40%) were acquired between January 14, 2010 and March 31, 2010, more than six months ago.  The most recent sale of Series D Preferred in the Private Placement overlying shares included in the Registration Statement occurred on August 5, 2010.  Accordingly, no shares of Series D Preferred have been held by the Selling Stockholders for less than two months.

     These holding periods indicate that the Selling Stockholders are not merely participating in a primary offering of the Registered Shares by the Company.  The holding periods are substantial in comparison to the limited holding periods of only a few days or weeks in a traditional PIPE offering, where instantaneous registration is permitted.  See the Commission’s CDI Interpretation 116.19.  Indeed, a full 113,280,000, or 72% of the Registered Shares have been held by the Selling Stockholders for over 6 months, as computed in accordance with Rule 144 (permitting tacking of holding periods of securities underlying convertible securities to the holding periods of the overlying securities).  Six months is the holding period for non-affiliates recognized by the Commission’s Rule 144 as sufficient to establish the presumption that the holders did not buy with a view towards distributing the shares.

     In other words, perhaps the best evidence that the Selling Stockholders did not purchase their Series D Preferred shares with the intent to sell and distribute the underlying common is that, apparently none have so sold and distributed, in spite of the fact that so many could legally effect public resales of their underlying common shares already.  The 113,280,000 Registered Shares that have been held for over 6 months as computed in accordance with Rule 144, are held by 10 of the 19 Selling Stockholders.  The fact that these Selling Stockholders have not yet sold any common shares underlying their long-held Series D Preferred is compelling evidence that they did not acquire their equity interests in the Company with the intent to effect a public distribution of Common Stock, or to aid the Company in effecting a primary distribution.

     It is also very likely that the Selling Stockholders will be required to hold their shares of Common Stock issued upon conversion of the Series D Preferred shares for an extended period of time.  According to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of October 29, 2010, was approximately 402,527 shares. This thin trading volume in the Common Stock will require the Selling Stockholders to continue to hold their shares of Common Stock for an extended period of time even if all of the shares of Common Stock issuable upon conversion of the Series D Preferred shares can be registered for resale on behalf of the Selling Stockholders pursuant to Rule 415.

     Circumstances under Which the Selling Stockholders Received the Shares

     As indicated above, the Selling Stockholders acquired the Series D Preferred in a valid private placement that complied with Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  The Common Stock has been or will be acquired by the Selling Stockholders upon conversion of the Series D Preferred shares acquired in the Private Placement.  Each Selling Stockholder acted for its own account in acquiring the shares and each Selling Stockholder made extensive representations and warranties in connection with the acquisition of the shares, that it was acquiring the shares for its own account, for investment purposes only and not for the purpose of effecting any distribution of the securities in violation of the Securities Act.  In addition, each Selling Stockholder represented that it was acting individually and not as a group, and that each investor had made its own independent decision to purchase securities in the private placement.

Securities and Exchange Commission
November 1, 2010

     The mere fact that the Company granted either demand or piggyback registration rights to the Selling Stockholders should not lead to the conclusion that the Selling Stockholders took the Series D Preferred with the intent to distribute the underlying Common Stock.  There are several reasons investors want shares registered other than to effect an immediate sale.  Many private investment funds, including a number of the Selling Stockholders, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  This discount is not intended to be a “fee” for distribution of the shares to the public.  That portfolio valuation does not depend on whether the investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to seek to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

     The Company also notes that it would be extremely difficult for the Selling Stockholders to effect a distribution of the shares of Common Stock issuable to them even if they were so inclined.  There are 19 discrete Selling Stockholders for whom securities are being registered in the Registration Statement and each Selling Stockholder made extensive representations and warranties in the Purchase Agreement regarding its investment intent.  There is no evidence that any of the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of Common Stock.  Such a plan would make the Selling Stockholders a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F. Supp 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing same investment documents prepared by one counsel are not a “group”).  Accordingly, the Company does not believe that there is a valid basis to impute to the Selling Stockholders any intent to act in concert to effect a distribution of the shares of Common Stock.

     In addition, in light of the thin daily trading volume of the Company’s Common Stock, as indicated above, the Company does not believe that any Selling Stockholder purchased the Series D Preferred shares for the purpose of making a distribution of the shares of Common Stock issuable to it upon conversion of the Series D Preferred. For all practical purposes, the Selling Stockholders are locked into their investments for an extended period of time, regardless of whether the resale of their shares of Common Stock is registered.

Securities and Exchange Commission
November 1, 2010

     Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

     The Company therefore respectfully submits that the mere size of a potential offering does not make a proposed sale of securities a “distribution,” because special selling efforts and methods must be employed before an offering constitutes a distribution.  The Company has no evidence that any special selling efforts or selling methods have taken place or would take place if all of the shares of Common Stock issuable to the Selling Stockholders were registered pursuant to the Registration Statement, or that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of Common Stock.  Nor is there any evidence that any of the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for the sale of the Common Stock.  To do so would, among other things, violate the detailed representations and warranties made by each Selling Stockholder in the Purchase Agreement that they were purchasing their securities for investment and not with a view to making an illegal distribution.

     The Selling Stockholders’ Relationship to the Issuer

     As indicated in the section “Selling Stockholders” on page 43 of the Registration Statement, several of the Selling Stockholders already owned Common Stock of the Company prior to their purchase of Series D Preferred shares.  These include Selling Stockholders Advance Technology Investors, LLC (“Advance”), Clydesdale Partners, LLC (“Clydesdale”), and the two Peterson IRA accounts (collectively, “Peterson”), who in the aggregate hold Series D Preferred shares equivalent to 24,642,000 Common shares, representing approximately 16%, of all Registered Shares.  Advance has held shares of Common Stock of the Company for 24 months. Clydesdale has held for 41 months, and Peterson for over 28 months.  The fact that such stockholders already own shares of Common Stock of the Company, and have been holding for substantial periods of time, indicates that they are long-term buy and hold investors, who performed significant, fundamental due diligence on the Company prior to making their investments.  Furthermore, all of the Selling Stockholders are accredited investors or institutional investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. None of the Selling Stockholders is an affiliate of the Company.  The Company has no basis to believe that any of the Selling Stockholders do not have the intention or ability to hold their shares of Series D Preferred or the underlying Common Stock for an indefinite period. Indeed, it is logical that Selling Stockholders who have not converted their Series D Preferred, or attempted to sell their underlying shares, may simply desire to hold onto the valuable preferred class of stock they bought originally, and currently own.  Given that this class of stock has valuable distribution and liquidation preferences superior to the Common Stock, and already has voting rights “as if converted,” it is reasonable to believe that many of the Selling Stockholders simply prefer to remain, at least for now, preferred stockholders in the Company.

Securities and Exchange Commission
November 1, 2010

     The Amount of Shares Involved

     We note that the number of Registered Shares represents approximately 32% of the voting securities of the Company outstanding (i.e., the Company’s Common Stock and Series D Preferred), as of September 30, 2010, and approximately 34% of the outstanding voting securities of the Company held by non-affiliates of the Company as of the same date.

     The transaction contemplated by the Registration Statement is not similar to the registration and sale of securities purchased in “toxic” PIPE transactions.  These transactions typically include convertible securities whose conversion price floats relative to the market price of the underlying stock.  Public announcement of these transactions can put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors. To discourage these toxic transactions and limit their impact, we understand that the Staff began to restrict the ability of the investors in those transactions to have their shares registered, by examining more closely under Rule 415 whether the offering at issue was a primary offering by the registrant, or a secondary offering by persons other than the registrant.  There are no such toxic conversion or price reset provisions applicable to the Series D Preferred shares at issue here.  All shares of Series D Preferred are convertible into a fixed number of shares of Common, regardless of any future fluctuations in the market price of the shares.  See section 5 of the Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock of the Company, as filed with the Utah Division of Corporations.

     As indicated in Interpretation 214.12, although the amount of shares involved is one of several factors to be considered, generally this analysis is informed by the totality of the facts and circumstances of the specific transaction; there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering.  For example, the Staff in Interpretation 612.12 referenced a situation in which an affiliate holding much more than one-third of the outstanding float was eligible to effect a valid secondary offering:

“A controlling person of an issuer owns a 73% block.  That person will sell the block in a registered “at-the-market” equity offering.  Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

     Interpretation 216.14 states:

“Secondary sales by affiliates may be made under General Instruction 1.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

Securities and Exchange Commission
November 1, 2010

      It would seem that the amount of shares sold is not the key element in this analysis; indeed, the amount of securities sold may be substantial in comparison to the issued and outstanding shares—depending on whether there are facts indicating that the selling shareholder is deemed to be acting by or on behalf of the issuer.  The Company believes that the interpretive positions discussed above make clear that a holder of in excess of 50% of the public float can effect a valid secondary offering of its shares unless other facts indicate that the affiliate is acting as a conduit for the issuer. In the case of the transaction covered by the Registration Statement, the diffuse nature of the Selling Stockholders, the fact that less than a third of the outstanding voting securities of the Company are included in the offering, and the other factors discussed in our response lead us to believe that we can register all of the shares of Common Stock we are seeking to register pursuant to the Registration Statement.

      Whether the Sellers are in the Business of Underwriting Securities

     We are advised that none of the Selling Stockholders are in the business of underwriting securities, is a registered broker-dealer or the affiliate of a registered broker-dealer.  As described above, each of the Selling Stockholders is an institutional investor or an accredited investor that purchased the securities for its own account.  In addition, each of the Selling Stockholders made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Selling Stockholder was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Selling Stockholders represented that it was acting individually and not as a group, and that each Selling Stockholder had made its own independent decision to purchase securities in the private placement.  The Company has no basis to believe that those representations are untrue.

     Whether under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

     The Company respectfully submits that the facts and analysis provided in this response do not support the conclusion that the Selling Stockholders are engaged in a distribution and are acting as conduits for the Company.  In addition, none of the Selling Stockholders are in the business of underwriting securities and there is no evidence to suggest that any of the Selling Stockholders are acting in concert to effect a coordinated distribution of the shares of Common Stock.  In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415(a)(1)(i).

Additional Factors

     The Staff also asked that we consider additional factors, discussed in greater detail as follows:

▪	The number of selling shareholders and the percentage of the overall offering made by each shareholder.

     The table on page 44 of the Registration Statement has been revised and sets forth certain information with respect to each Selling Stockholder, including the percentage of the overall offering made by each.  19 Selling Stockholders are named in the table, which is included below. We are not aware of any relationships among any of the Selling Stockholders.  None of the Selling Stockholders is an affiliate of the Company.  The largest number of Common shares beneficially held by any of the Selling Stockholders is 24,355,990 shares beneficially owned by Radenko Milakovic, which equals approximately 15% of the overall offering.

Securities and Exchange Commission
November 1, 2010

	Shares Beneficially Owned Prior to this Offering (1)		Percentage of Registered Shares	Shares Beneficially Owned After this Offering Assuming the Sale of All Registered Resale Shares
Name	Number	Percent	Percent	Number	Percent

Radenko Milakovic (2)	24,355,990	8.0%	15.2%	355,990	*
Laemi Real Estates, Inc. (3)	20,731,803	6.9%	12.6%	751,803	*
Stephan Goetz (4)	18,357,972	6.2%	11.4%	357.972	*
Advance Technology Investors, LLC (5)	34,347,270	11.4%	11.0%	16,959,270	6.0%
Comediahill Business S.A. (6)	13,821,201	4.7%	8.4%	501,201	*
Commerce Financial, LLC (7)	13,485,418	4.6%	8.1%	591,418	*
Tim Whyte (8)	12,163,724	4.2%	7.6%	163,724	*
Kofler Ventures S.a.r.1 (9)	24,301,085	8.3%	7.6%	12,301,085	4.2%
Arfugo Holding Inc. (10)	6,848,164	2.4%	4.2%	188,164	*
Mara Holdings Limited	6, 150,542	2.2%	3.8%	150,542	*
Clydesdale Partners, LLC (11)	3,636,287	1.3%	2.0%	462,287	*
Vulcan International Trading Limited (12)	3,000,445	1.1%	1.9%	445	*
American Pension Services, Inc., Administrator for Beneficiary of Mark Peterson FBO Jeff Peterson Roth IRA (13)	2,880,000	1.0%	1.8%	-	*
Soek Ki Kim	1,924,840	*	1.2%	4,840	*
Eric John Watson (14)	1,800,534	*	1.1%	534	*
Clydesdale Partners II, LLC (15)	2,016,846	*	1.1%	234,846	*
V. Mark Peterson Roth IRA, FBO Jeffrey Peterson Stretch Roth IRA (16)	1,230,108	*	*	30,108	*
Damian Sadza (17)	300,000	*	*	-	*
Robert Unger (18)	121,985	*	*	1,985	*
TOTALS	191,474,214		100%	33,056,214

* Less than 1% ownership percentage.

Notes:

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable upon conversion of the Series D Preferred, or subject to options or warrants that are currently convertible/exercisable or convertible/exercisable within 60 days of the date of the table, are deemed to be beneficially owned by the person holding those securities or rights. Beneficial ownership after the offering assumes that all Resale Shares offered under this prospectus will be sold to parties unaffiliated with the Selling Stockholders. Shares underlying conversion rights, options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those rights, options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each share of Series D Preferred is convertible into 6,000 shares of Common Stock.

(2)	Beneficially owned shares are issuable upon conversion of 4,000 shares Series D Preferred and 355,990 shares of Common Stock issued as Series D Preferred stock dividends.

Securities and Exchange Commission
November 1, 2010

(3)	All shares issuable upon conversion of 3,330 shares of Series D Preferred and 751,803 shares of Common Stock issued as Series D Preferred stock dividends.

(4)	Shares issuable upon conversion of 3,000 shares of Series D Preferred and 357,972 shares of Common Stock issued as Series D Preferred stock dividends.

(5)
Includes 12,095,268 shares of Common Stock and 1,670,000 shares issuable upon exercise of warrants.  Includes 132,001 shares of Common Stock owned of record by Dina Weidman and 32,001 shares of Common Stock owned of record by U/W Mark Weidman Trust.  Includes Common Stock underlying 3,189 shares of Series D Preferred (2,898 included in the Resale Shares and 291 shares of Series D Preferred issued upon debt conversions not included in the Resale Shares) owned of record by Advance Technology Investors, LLC. Additionally, includes Common Stock issuable upon conversion of 107 shares of Series D Preferred owned of record by Dina Weidman and 107 shares of Series D Preferred owned of record by Steven C. Weidman.

(6)	Shares issuable upon conversion of 2,220 shares of Series D Preferred and 501,201 shares of Common Stock issued as Series D Preferred stock dividends.

(7)	Shares issuable upon conversion of 2,149 shares of Series D Preferred and 591,418 shares of Common Stock issued as Series D Preferred stock dividends.

(8)	Shares issuable upon conversion of 2,000 shares of Series D Preferred and 163,724 shares of Common Stock issued as Series D Preferred stock dividends.

(9)	Includes 12,301,085 shares of Common Stock and 12,000,000 shares issuable upon conversion of 2,000 Series D Preferred warrants exercisable at a price of $0.0833 per share.

(10)	Shares issuable upon conversion of 1,110 shares of Series D Preferred and 188,164 shares of Common Stock issued as Series D Preferred stock dividends.

(11)	Shares issuable upon conversion of 529 shares of Series D Preferred and 462,287 shares of Common Stock issued as Series D Preferred stock dividends.

(12)	Shares issuable upon conversion of 500 shares of Series D Preferred and 445 shares of Common Stock issued as Series D Preferred stock dividends.

(13)	Shares issuable upon conversion of 480 shares of Series D Preferred.

(14)	Shares issuable upon conversion of 300 shares of Series D Preferred and 534 shares of Common Stock issued as Series D Preferred stock dividends.

(15)	Shares issuable upon conversion of 297 shares of Series D Preferred and 234,846 shares of Common Stock issued as Series D Preferred stock dividends.

(16)	Shares issuable upon conversion of 200 shares of Series D Preferred and 30,108 shares of Common Stock issued as Series D Preferred stock dividends.

(17)	Shares issuable upon conversion of 50 shares of Series D Preferred.

(18)	Shares issuable upon conversion of 20 shares of Series D Preferred and 1,985 shares of Common Stock issued as Series D Preferred stock dividends.

Securities and Exchange Commission
November 1, 2010

▪
The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities, including the circumstances outlined on page 50 which indicate that the Series D private placement and your commitment to register shares convertible from such were undertaken as part of a capital raising exercise to address the company’s financial obligations and capital requirements.

     The following table sets forth the dates on which each Selling Stockholder acquired the Series D Preferred shares.  The circumstances surrounding the Private Placement are outlined on pages 48-50 of the Registration Statement and elsewhere in this letter. The cash proceeds from the sale of these securities were used to retire debt and to provide working capital for the Company.  Each of these Selling Stockholders paid cash of $500 per share for their shares of Series D Preferred.

Name	Date of Purchase	No. of Shares	Per Share Price	Purchase Price	Type of Consideration
Radenko Milakovic	3/23/10	4,000	$500	$2,000,000	Cash
Laemi Real Estates, Inc.	1/13/10 and 3/19/10	3,330	$500	$1,665,000	Cash
Stephan Goetz	2/17/10	3,000	$500	$1,500,000	Cash
Advance Technology Investors, LLC	8/5/10	2,898	$500	$1,449,000	Cash
Comediahill Business S.A.	1/13/10 and 3/19/10	2,220	$500	$1,110,000	Cash
Commerce Financial, LLC	6/30/10	2,149	$500	$1,074,500	Cash
Tim Whyte	3/31/10	2,000	$500	$1,000,000	Cash
Kofler Ventures S.a.r.1	1/13/10	2,000	$500	$1,000,000	Cash
Arfugo Holding, Inc.	3/19/10 and 3/24/10	1,110	$500	$555,000	Cash
Mara Holdings, Limited	1/13/10	1,000	$500	$500,000	Cash
Clydesdale Partners, LLC	7/19/10	529	$500	$264,500	Cash
Vulcan International Trading Limited	6/30/10	500	$500	$250,000	Cash
American Pension Services, Inc., Administrator for Beneficiary of Mark Peterson FBO Jeff Peterson Roth IRA	6/4/10	480	$500	$240,000	Cash
Soek Ki Kim	6/14/10	320	$500	$160,000	Cash
Eric John Watson	6/29/10	300	$500	$150,000	Cash
Clydesdale Partners II, LLC	7/16/10	297	$500	$148,500	Cash
V. Mark Peterson Roth IRA, FBO Jeffrey Peterson Stretch Roth IRA	1/13/10	200	$500	$100,000	Cash
Damian Sadza	8/2/10	50	$500	$25,000	Cash
Robert Unger	3/4/10 and 3/19/10	20	$500	$10,000	Cash
Total		26,403		$13,201,500

* Less than 1% ownership percentage.

▪	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

Securities and Exchange Commission
November 1, 2010

     See our discussion of this subject under “Selling Stockholders’ Relationship to the Issuer,” above.  Selling Stockholders Advance Technology Investors, LLC, Clydesdale Partners, LLC, V. Mark Peterson Roth IRA, and American Pension Services, Inc. FBO Jeff Peterson Roth IRA were investors in the Company prior to their investments in the Series D Private Placement, each previously acquiring Common Stock directly from the Company or purchasing shares in the market.  Advance Technology Investors, LLC is a long-time investor in the Company, acquiring its shares of Common Stock in several private placement transactions, loan transactions and through the sale or licensing of technology to the Company.  None of the Selling Stockholders is an affiliate of the Company, possessing directly or indirectly the power to direct the management and policies of the Company.  None of the Selling Stockholders is represented directly or indirectly on the Company’s board of directors.  None is represented directly or indirectly among the executive officers of the Company.  Moreover, only Advance Technology Investors, LLC holds more than 5% (i.e. 7.0%) of the current voting power of the Company.

▪	Any relationships among the selling shareholders.

     We are not aware of any relationships among any of the Selling Stockholders.  We believe in fact that there are no affiliations among them.

▪
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

     The aggregate proceeds received by the Company from the sale of the 26,403 Overlying Series D Preferred shares to the Selling Stockholders totaled $13,201,500, or $500 per share.  The market price of the Company’s Common Stock on the date of filing of the Registration Statement was $0.115.  If such value is assigned to the 158,418,000 Registered Shares, then the current dollar value of the shares of Common Stock is approximately $18,218,070.

     No portion of the proceeds received by the Company from the original sale of the Series D Preferred was returned or will be returned to the Selling Stockholders or any affiliates of the Selling Stockholders in fees or other payments.  Because the actual sale price Selling Stockholders might ultimately obtain for their shares of Common Stock to be issued to the Selling Stockholders is not presently known, it is impossible to determine the relationship of the proceeds the Selling Stockholders might realize from such sales to the proceeds received by the Company at the time of the sale of the Series D Preferred.

▪	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise.

     Given the purchase price for the Series D Preferred of $500 per share, the conversion of one share of Series D Preferred into 6,000 shares of Common Stock produces an effective “purchase” price of $0.083 per share of Common Stock.  At the time the Private Placement commenced, the market price of the Common Stock was $0.095 per share as quoted on Nasdaq.com (http://www.nasdaq.com/aspx/historical_quotes.aspx?symbol=SCRA&selected=SCRA).  Accordingly, the initial discount to the market value of the Common Stock to the Series D Preferred stock holders was approximately 13%.  Assuming, for purposes of responding to this comment, a market price for the Common Stock of $0.115 per share on the effective date of the Registration Statement, and assuming, further, the immediate conversion of the Series D Preferred and the sale of all of the Registered Shares, the effective purchase price of the Common Stock of $0.083 per share would be approximately 72% of the market price of the Common Stock on the date of conversion.  No additional payment is required to be made by the Selling Stockholders in connection with the conversion of the Series D Preferred.

Securities and Exchange Commission
November 1, 2010

▪	Whether or not any of the selling shareholders is in the business of buying and selling securities.

      The Company is not aware of any Selling Stockholder that might be in the business of buying and selling securities.  At the time of purchase of the Series D Preferred, each Selling Stockholder indicated it was acquiring such securities for its own account and not for the account of any other person and not with any view to distribute the securities.

     2.  We note the disclosure contained on the cover of your Form 10-K filed on January 13, 2010 that 211,765,988 shares of common stock were outstanding on December 29, 2009 and that the amount of shares held by non-affiliates was worth $28,530,000 as of the same date.  Based on the $0.12 reported closing price of your common stock on December 29, 2010 (sic) (http://finance.yahoo.com/q/hp?s=SCRA.OB&a=11&b=29&c=2009&d=00&e=1&f=2010&g=d), such a value would appear to result in a number of common shares held by non-affiliates (237,750,000) in excess of the total number of common shares then outstanding.

     Please advise how such number was calculated and provide an analysis with respect to the total number of currently outstanding common shares held by non-affiliates, providing support for the affiliate status of the selling shareholders disclosed in this registration statement.  We may have further comment.

     The Company originally calculated the market value of the securities held by non-affiliates on December 10, 2009, at which time the reported closing price for the Common Stock was $0.14 per share.  Therefore, the calculation was made based on a total of 203,784,567 shares of Common Stock held by non-affiliates multiplied by the market price of $0.14 per share, which equals approximately $28,530,000.  Subsequently, in order to complete the required accounting services needed to file the Annual Report, the Company filed a Notification of Late Filing on Form 12b-25 and then filed its Annual Report on January 13, 2010. The Company referenced in its delayed filing the number of shares outstanding as of December 29, 2009 (211,764,988 shares, which did not change between the 10th and 29th days of December), but failed to update the calculation of the market value of those shares to reflect a lower reported closing price on December 29, 2009, of approximately $0.12 per share. This corrected market value for the shares held by non-affiliates at December 29, 2009 would be approximately $24,454,148, not the $28,530,000 calculated earlier in the month.

Security Ownership of Certain Beneficial Owners and Management, page 29

     3.  Please revise the table on page 29 to reflect footnote 3.

Securities and Exchange Commission
November 1, 2010

     The Beneficial Ownership Table has been revised to combine the two tables originally included in the Registration Statement (one for 5% or more beneficial owners and one for management) and to include corrected footnotes.

     4.  Please revise the table on page 29 to reflect all persons (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) who are known by you to be the beneficial owner of more than five percent of any class of your voting securities, including the Series D Preferred.  For example, we note the reference to Mr. Derrick’s 6% ownership on page 30.  Additionally, and as noted in previous letters, the prior consent to increase the authorized capital of the company was obtained from each of the January 2010 purchasers of the Series D Preferred.  See Item 403 of Regulation S-K.

     This section of the Registration Statement (pages 27 and 28) has been revised in part to read as noted below.  By way of explanation, the Company notes that the table originally included in the Registration Statement under this heading identified those stockholders of the Company who are the beneficial owners of 5% or more of the voting securities of the Company, which include the Company’s Common Stock and the Series D Preferred, which votes on an as-converted basis with the Common Stock.  The revised table shows beneficial ownership of the Common Stock and also indicates in the footnotes to the table the voting power of each of these stockholders taking into account the voting power of the Series D Preferred beneficially owned by each of them.  Here is the revised language from the Registration Statement.

“Security Ownership of Certain Beneficial Owners and Management

     The following table presents information regarding beneficial ownership of our Common Stock by:

•	each of our directors;
•	each of our Named Executive Officers;
•	each stockholder known by us to beneficially hold five percent or more of our Common Stock; and
•	all of our executive officers and directors as a group.

Securities and Exchange Commission
November 1, 2010

	Shares Beneficially Owned Prior to this Offering (1)		Shares Beneficially Owned After this Offering Assuming the Sale of All Registered Resale Shares
Name and Address	Number	Percent	Number
Series D Preferred Stockholders as of January 13, 2010 (as a class)(2)	145,116,000	34.1%	95,916,000	25.5%
Winfried Kill (3) Parkstrasse 32A Bergisch-Gladbach 2M 51427 Germany	53,361,305	19.1%	53,361,305	19.1%
Advance Technology Investors, LLC(4) 154 Rock Hill Road Spring Valley, NY 10977	34,347,270	11.4%	16,959,270	6.0%
Kofler Ventures S.a.r.1 (5) R.C.S. Luxembourg B-0090554 412F, route d’Esch L-2086 Luxembourg	24,301,085	8.3%	12,301,085	4.2%
Radenko Milakovic (6) Les Caravelles 25 Boulevard Albert 1er, Bloc B. 13 etage Monaco 98000	24,355,990	8.0%	355,990	*
Laemi Real Estate, Inc. (7) MMG Tower, 53rd E Street Marbella, Panama City Panama	20,731,803	6.9%	751,803	*
David G. Derrick (8)	19,315,721	6.5%	19,315,721	6.5%
Stephan Goetz (9) Oberfohringer Str 105 81925 Munich, Germany	18,357,972	6.2%	357,972	*
Chad D. Olsen (10)	3,253,787	1.2%	3,253,787	1.2%
John L. Hastings (11)	1,500,000	*	1,500,000	*
Robert Childers (12)	2,365,711	*	2,365,711	*
Larry Schafran (13)	1,913,119	*	1,913,119	*
David Hanlon (14)	1,695,327	*	1,695,327	*
Bernadette Suckel (15)	531,250	*	531,250	*
Edgar Bernardi (16)	200,000	*	200,000	*
Rene Klinkhammer (17)	200,000	*	200,000	*
All directors and executive officers, as a group (9 persons)(18)	30,974,915	10.1%	30,974,915	10.1%

* Less than one percent.

(1)
Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and information made known to the Company. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock underlying convertible securities, options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such securities, options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o the Company, 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

(2)
For purposes of this table, shares of Common Stock beneficially owned by individual members of this class or group are excluded from this entry. The purported members of this group disclaim any ownership interest of any kind in or to any other securities beneficially owned by any other purported member of the group.  This group includes all parties acquiring shares of the Series D Preferred who had acquired shares as of January 13, 2010 and in conjunction with such acquisition, had also given consent to an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock of the Company. The “group” includes the following purchasers of the Series D Preferred (with the number of shares of Series D Preferred acquired on or before January 13, 2010):

Securities and Exchange Commission
November 1, 2010

Otter Capital, LLC	406
Advance Technology Investors, LLC	3,189
Steven C. Weidman	107
Dina Weidman	107
Mountain Land Cattle, LLC	75
Taube Family Trust	205
TFT Partners, LLC	52
Laurence Blickman	103
Robert Naify Living Trust	103
Adrienne Baker	90
Anasazi Partners III, LLC	252
The Klapper Family Trust	590
Clydesdale Partners II, LLC	780
Stuart J. Kahn	300
William B. Stevenson	300
John C. Walsey	300
Commerce Financial, LLC	2,149
David Derrick	3,400
Robert Childers	50
James Dalton	15
Larry Schafran	110
David Hanlon	115
Lintel Corporation	902
Anasazi Partner III Offshore	132
Christopher Baker	285
Clydesdale Partners, LLC	355
James and Beverly Carter	88
Robert and Barbara Saragenti	88
Charles Alberta	44
Scott Carter	44
JBD Management, LLC	1,000
Comediahill Business S.A.	2,000
Mara Holdings Limited	1,000
Kofler Ventures S.a.r.1	2,000
V. Mark Peterson Roth IRA, FBO Jeff Peterson	200
Laemi Real Estates, Inc.	3,000
Chad Olsen	172
Ladd Olsen	25
Veloy and Tamara Cook	15
Jennifer Cooper	13
Dylan and Jaryn McGrath	10
Dorothy Darnell	5
Joseph W. Darnell	5
James K. Tracy	5
Total	24,186

(3)
This disclosure is based on the Schedule 13D/A filed with the SEC on December 16, 2008 by Dr. Winfried Kill.  Schedule 13D/A reported the following:  “On December 16, 2008, Dr. Kill and NORD/LB entered into the Third Supplement to the Purchase Agreement pursuant to which he purchased 22,337,305 shares of the Issuer’s Common Stock at a price of EUR 0.80583 per share (approximately $1.1129 per share) for a total purchase price amount of EUR 18,000,070 from NORD/LB pursuant to the Purchase Agreement as further described in Item 6 of this Statement.  Dr. Kill paid EUR 6,000,000 on December 15, 2008, and the remainder of the purchase price is due and payable no later than December 15, 2009.” The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 10.8%.

(4)
Includes 12,095,268 shares of Common Stock and 1,670,000 shares issuable upon exercise of warrants.  Includes 132,001 shares of Common Stock owned of record by Dina Weidman and 32,001 shares of Common Stock owned of record by U/W Mark Weidman Trust.  Includes Common Stock issuable upon conversion of 3,189 shares of Series D Preferred (2,898 included in the Resale Shares and 291 shares of Series D Preferred issued upon debt conversions not included in the Resale Shares) owned of record by Advance Technology Investors, LLC. Additionally, includes shares of Common Stock underlying 107 shares of Series D Preferred owned of record by Dina Weidman and 107 shares of Series D Preferred owned of record by Steven C. Weidman. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 7.0%.

(5)
Includes 12,301,085 shares of Common Stock and 12,000,000 shares issuable upon exercise of Series D Preferred warrants. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 4.9%.

Securities and Exchange Commission
November 1, 2010

(6)
Includes 24,000,000 shares of Common Stock issuable upon conversion of 4,000 shares of Series D Preferred and 355,990 shares of Common Stock. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 4.9%.

(7)
Includes 19,980,000 shares of Common Stock issuable upon conversion of 3,330 shares of Series D Preferred Stock and 751,803 shares of Common Stock. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 4.2%.

(8)
Mr. Derrick is our Chief Executive Officer and Chairman of the Board of Directors. Common Stock beneficially owned includes 1,272,658 shares owned of record by Mr. Derrick, 2,645,063 shares held in the name of ADP Management, and 2,000,000 vested stock purchase warrants. Also includes 13,398,000 shares of Common Stock issuable upon conversion of 2,233 shares of Series D Preferred. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 3.4%.

(9)
Includes 18,000,000 shares of Common Stock issuable upon conversion of 3,000 shares of Series D Preferred and 357,972 shares of Common Stock. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 3.7%.

(10)
Mr. Olsen is our Chief Financial Officer.  Common Stock beneficially owned includes 299,287 shares owned of record by Mr. Olsen and 1,922,500 vested stock purchase warrants, as well as 1,032,000 shares of Common Stock issuable upon conversion of 172 shares of Series D Preferred. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.7%.

(11)
Mr. Hastings is our Chief Operating Officer and President.  Amount indicated includes 1,500,000 shares of Common Stock issuable upon the exercise of vested stock purchase warrants. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.3%.

(12)
Mr. Childers is a director.  Common Stock beneficially owned by Mr. Childers includes 343,143 shares owned of record by the Robert E. Childers Living Trust and 661,701 shares owned of record by Mr. Childers directly, as well as 1,060,867 shares issuable upon the exercise of Common Stock purchase warrants, as well as 300,000 shares of Common Stock issuable upon conversion of 50 shares of Series D Preferred owned of record by Mr. Childers. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.5%.

(13)
Mr. Schafran is a director.  Common Stock includes 139,219 shares owned of record by Mr. Schafran and 1,113,900 shares of Common Stock issuable upon exercise of stock purchase warrants, as well as 660,000 shares of Common Stock issuable upon conversion of 110 shares of Series D Preferred. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.4%.

(14)
Mr. Hanlon is a director.  Amount indicated includes 146,327 shares of Common Stock owned of record by David P. Hanlon Living Trust and 859,000 shares issuable upon exercise of warrants, as well as 690,000 shares of Common Stock issuable upon conversion of 115 shares of Series D Preferred. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.3%.

Securities and Exchange Commission
November 1, 2010

(15)
Mrs. Suckel is a Vice President of the Company, responsible for Sales and Marketing.  Common Stock beneficially owned includes 50,000 shares of Common Stock owned of record by Mrs. Suckel and 481,250 shares issuable upon the exercise of Common Stock purchase warrants. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be 0.1%.

(16)
Mr. Bernardi is a director.  Includes 200,000 shares of Common Stock issuable upon exercise of stock purchase warrants. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be less than 0.1%.

(17)
Mr. Klinkhammer is a director.  Includes 200,000 shares of Common Stock issuable upon exercise of stock purchase warrants. The percent owned prior to the offering, taking into consideration the combined voting power of the outstanding Common Stock and the outstanding Series D Preferred, would be less than 0.1%.

(18)	Duplicate entries have been eliminated.”

     5.  We note the statements in footnote one on page 31 and footnote five on page 46 that you have calculated beneficial ownership based on all shares of common stock outstanding or issuable upon conversion of the Series D Preferred.  Please revise each section to calculate ownership in accordance with Rule 13d-3(1)(i).

     These tables have been revised as requested.  See responses to comments 3 and 4, above.

Item 15.  Recent Sales of Unregistered Securities, II-2

     6.  Please update your disclosure in this section to the most recent practicable date.

     The disclosure in Part II, Item 15 has been updated through September 30, 2010, which is the Company’s fiscal year end.

*    *    *

     The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter.  The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

▪	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
November 1, 2010

▪
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 1 that is marked to show cumulative changes to the Registration Statement.

     Please contact the undersigned at (801) 451-6141 if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 1.

Very truly yours,

SecureAlert, Inc.

David G. Derrick
Chief Executive Officer

cc:	John L. Hastings, III
Chad Olsen
(SecureAlert, Inc.)

Kevin R. Pinegar, Esq.
Wayne D. Swan, Esq.
(Durham Jones & Pinegar, P.C.)